Exhibit 99.2

Veris Gold Corp. Announces Filing of Final Prospectus Supplement

Vancouver, BC – December 7, 2012 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) (the “Company”). The Company is pleased to announce it has filed a final prospectus supplement in connection with its previously announced offering of units (“Units”) of the Company (the “Offering”). The terms of the Offering have been amended such that the Offering will now consist of up to 7,200,000 Units at a price of C$2.10 per Unit representing aggregate gross proceeds of up to C$15,120,000. Each Unit will continue to be comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for a period of 48 months following closing of the Offering at an exercise price of C$2.35.

In connection with the Offering, the Company has entered into an agency agreement with a syndicate of agents co-led by Haywood Securities Inc. and Casimir Capital Ltd., and includes Global Hunter Securities LLC (collectively, the “Agents”) dated December 6, 2012 (the “Agency Agreement”), pursuant to which the Agents have been engaged to offer the Units on a best efforts agency basis. Global Hunter Securities LLC has been engaged to offer the Units only in the United States.

After reviewing the continued improvement in operations in the months of November and early December, and in light of the current unfavourable market conditions, the Company reduced the overall size of the previously proposed offering. The Company believes that certain items that had been part of the original use of proceeds can be addressed later in 2013 with excess cash from operations. Specifically, the planned first quarter drilling of the Mahala basin to convert inferred resources and certain components of the bonding requirement can be addressed in the second quarter utilizing free cash flow from operations. The amount of financing now proposed will be sufficient to support the Company’s current targeted production rates for 2013 and significantly increase the projected free cash flow the Jerritt Canyon property can produce, as well as complete the de-risking of the asset by allowing the Company to complete all the remaining work required under the Consent Decree.

The Company intends to use the net proceeds to (i) fund the initial development of Starvation Canyon mine at Jerritt Canyon, (ii) fund a portion of the additional bonding for future reclamation obligations arising from the current years investment into a second tailings facility, (iii) fund the completion of re-grading existing rock disposal areas at Jerritt Canyon, the final item remaining under the Consent Decree, and (iv) improve working capital and also for general corporate purposes, all of which is detailed in the final prospectus supplement.

The majority of the net proceeds will be used for building the necessary infrastructure and making equipment purchases in order to open a third mine, Starvation Canyon, located on the south end of Jerritt Canyon. Ground was broken at Starvation Canyon in September 2012 and the portal was blasted and bolted in November 2012. Targeted production at Starvation Canyon will be in late Q1, 2013. This new mine is slated to produce approximately 45,000 ounces of gold per year.

The Offering is expected to close on or about December 18, 2012, subject to customary closing conditions including, receipt of all necessary regulatory approvals and the approval of the Toronto Stock Exchange.

The Offering is being made in each of the Canadian provinces of British Columbia, Alberta and Ontario by way of a prospectus supplement to the Company’s short form base shelf prospectus dated October 31, 2012, and in the United States pursuant to a prospectus supplement to the Company’s short form base shelf prospectus filed as part of its registration statement on Form F-10 (File No. 333-184496) with the United States Securities and Exchange Commission (the “SEC”) on October 19, 2012, as amended on November 1, 2012 and effective November 2, 2012, pursuant to the United States Securities Act of 1933, as amended.

A final prospectus supplement containing important information relating to these securities has been filed with the securities commissions in British Columbia, Alberta and Ontario, and with the SEC in the United States. Copies of the final prospectus supplement and accompanying short form base shelf prospectus are available at www.sedar.com and www.sec.gov or by directing a request to Haywood Securities Inc. at Waterfront Centre, 200 Burrard Street, Suite 700, Vancouver, B.C. V6C 3L6, telephone (604) 697-7126, Email: ecm@haywood.com, Attn: Michelle Jankovich.

Before you invest, you should read the final prospectus supplement and accompanying short form base shelf prospectus, the registration statement, and the other documents that the Company has filed with the SEC at www.sec.gov and with the applicable Canadian Securities Administrators at www.sedar.com for more complete information about the Company and this Offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the final prospectus supplement, the short form base shelf prospectus or the registration statement.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company’s focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.

Richard Moritz

Senior Director, Institutional Investor Relations

Tel: (604) 688-9427

Email: rmoritz@verisgold.com

Nicole Sanches

Investor Relations Manager

Tel: (604) 688-9427 ext 224

Email: nicole@verisgold.com

www.verisgold.com

CHF Investor Relations

Jeanny So

Director of Operations

Tel: (416) 868-1079 ext. 225

Email: jeanny@chfir.com

www.chfir.com

AXINO AG

Wolfgang Seybold

Chairman Tel: +49 711 25 35 92 40

Email: wolfgang.seybold@axino.de

www.axino.de/

If you would like to receive press releases via email please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for “forward-looking” statements.

Forward-Looking Statements

This press release contains “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the Offering and the Company’s use of proceeds from the sale of the Units are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the need to satisfy regulatory and legal requirements with respect to Offering; gold price volatility; discrepancies between actual and estimated production and mineral reserves and mineral resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See the Company’s Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.